Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

Date: November 25, 2019

From: A Message from Walt Bettinger

To: All Exchange FTE Users (All Employees)

Subj: Schwab to Acquire TD Ameritrade

A message

from Walt Bettinger

•	Read today’s news release and FAQs for more information.

•	See IWIN and IASK for additional guidance for client-facing employees.

Dear Colleagues,

Today, Schwab announced that we have reached an agreement to acquire TD Ameritrade. By combining our two great companies, we will be uniquely positioned to serve the investment and wealth management needs of investors across every phase of their financial journeys.

I encourage you to read our news release for more detail on the announcement and our FAQs for answers to some initial questions you may have.

As you will see in the news release, we have announced our plans to eventually move the firm’s headquarters to Westlake, Texas, to take advantage of the central location of the new Schwab campus. A small percentage of roles may move from San Francisco to Westlake over time, either through relocation or attrition. The vast majority of San Francisco-based roles, however, are not anticipated to be impacted by this decision. Schwab expects to continue hiring in San Francisco and retain a sizable corporate footprint in the city.

This is an exciting time for Schwab. As we go forward, it is critical that we maintain our sharp focus on seeing Through Clients’ Eyes. It is your ongoing commitment to serving our clients that put us in a position to begin this next chapter in our company’s history. And it is your commitment that gives me great confidence that we will make the most of the opportunity to help clients of both firms realize their financial dreams.

Thank you for everything you do that has helped us get to this historic milestone.

Warmly,

Internal use only. External distribution prohibited.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab at investor.relations@schwab.com or TD Ameritrade at (800) 669-3900.

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019, February 19, 2019 and November 25, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.